Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES RESULTS OF ANNUAL MEETING

Toronto, Ontario – Friday, May 15, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) announced today that all of the nominees listed in its Management Information Circular for the annual and special meeting of shareholders held on May 13, 2015 (the “meeting”) in Toronto were elected as directors of the Company. Each director will serve until the next annual meeting of shareholders or until their successors are elected or appointed or they otherwise cease to serve as directors.

Detailed results of the vote for the election of directors held at the meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John T. Dillon	89,905,431	97.73%	2,092,557	2.27%
James J. Forese	89,881,976	97.70%	2,116,012	2.30%
Larry S. Hughes	89,920,852	97.74%	2,077,136	2.26%
Jeffrey L. Keefer	89,918,369	97.74%	2,079,619	2.26%
Douglas W. Knight	89,921,496	97.74%	2,076,492	2.26%
Sue Lee	89,916,959	97.74%	2,081,029	2.26%
Daniel R. Milliard	89,851,526	97.67%	2,145,527	2.33%
Joseph D. Quarin	91,932,692	99.93%	65,296	0.07%

As each director received at least a majority of the total number of votes cast in respect of their election, all directors have been elected in accordance with the Company’s Majority Voting Policy.

At the meeting, shareholders also approved the advisory resolution on executive compensation, the appointment of Deloitte LLP as the Company’s independent auditor for 2015, an amendment to the Company’s Amended and Restated Share Option Plan, and amendments to By-law No. 1.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com